[ING LOGO]

April 4, 2007

VIA ELECTRONIC MAIL AND EDGAR

Ms. Allison White

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:	ING Partners, Inc.
(File Nos. 333-32575; 811-08319)

Dear Ms. White:

This letter responds to comments provided to Nicolle Foster on March 12, 2007, for Post-Effective Amendment No. 29 to the Registration Statement for ING Partners, Inc. (“Registrant”). Our summary of the comments and our responses thereto are provided below.

The discussion below focuses on the Prospectuses and their related Statement of Additional Information (“SAI”).  Where applicable, conforming changes were made to the Prospectuses and SAIs of the various share classes.  In addition, attached is the requested Tandy Letter (Attachment A).

GENERAL COMMENT

1. Comment:          The Staff requested that the Registrant revise/update all fee tables to ensure that waivers have been extended through 2008. The reviewed copy contained blank dates.

2.  Response:        The Registrant confirms that all waiver dates have been updated to reflect extension through 2008.

GENERAL COMMENT

1.  Comment:         The Staff would like confirmation that the Registrant has complied with new fund-of-fund releases, regarding the fact that the funds may invest in other funds.

2.  Response:        Registrant confirms that they are in compliance with the latest fund-of-funds release.

GENERAL COMMENT:

1.  Comment:         For all funds that have the “Other Investment Company” risk, Staff requests that we add a statement: “Portfolios that invest in other investment companies will be subject to higher fees since in addition to their own fees, they bear a portion of the expenses of the other investment company.”  Per Staff, the statement does not need to be verbatim, but something similar.

2. Response:         The Registrant has added the requested disclosure to the risk entitled “Other Investment Companies” risk.

 GENERAL COMMENT:

1.  Comment:         Staff noted that due to new Rule 22c-2 information requirement, the Registrants may need to revise their language to satisfy the requirement.

2. Response:         The Registrant believes that they are in compliance with Rule 22c-2 and any necessary changes will be made on or about October 16, 2007 (final compliance date for Rule 22c-2).

SOLUTIONS PROSPECTUSES COMMENT:

1.  Comment:         Staff requests a more detailed definition of what TIPS investments are beyond the explanation of the acronym.

2. Response:         The Registrant believes that the definition of Treasury Inflation Protected Securities (TIPS) is sufficient as no types of investments are described in the table on p.2.  More information on TIPS is found in the strategy section and in the section entitled “Risks Associated with an Investment in the Underlying Funds”- “Inflation Indexed Bonds Risk”.

Very truly yours,

Paul A. Caldarelli

Counsel

ING U.S. Legal Services

Attachment

cc:	Huey P. Falgout, Jr., Esq.
ING Investments, LLC

Jeffrey S. Puretz, Esq.
Dechert LLP

Reza Pishva
Dechert LLP

Attachment A

[ING LOGO]

April 4, 2007

VIA EDGAR

Ms. Alison White

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:	ING Partners, Inc.
(File Nos. 333-32575; 811-08319)

Dear Ms. White:

ING Partners, Inc (the “Registrant”) is responsible for the adequacy and accuracy of the disclosure in this filing.  Further, the Registrant recognizes that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, does not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing.  Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.  This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480.477.2666.  Thank you.

Regards,

Huey P. Falgout, Jr.

Chief Counsel

ING U.S. Legal Services

Attachments

cc:	Jeffrey Puretz, Esq.
Dechert LLP